

HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 498 8484

SECURITIES AND EXCHANGE COMMISSION



Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2001

HDFC BANK LIMITED
(Translation of registrant's name into English)

Sandoz House, Dr. Annie Besant Road
Worli, Mumbai 400,018, India
(Address of principal executive offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934

Yes __ No X





HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
1.	Copies of the letters sent by the Bank to The Stock Exchange, Mumbai , The National Stock Exchange of India and The Stock Exchange, Ahmedabad intimating the exchanges about the vacation of office of directorship by two Directors of the Bank, Mr. Keki Mistry and Mr. J. S. Baijal and also about the resignation of Mr. Arnold Chavkin as the Director of the bank .



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated : 16th August,2002

HDFC BANK LIMITED

Name: Vinod Yennemadi
Title: Group Head- Finance & Secretarial



HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

16th August, 2002

The Listing Department
The Stock Exchange, Mumbai, Fax No : 2722041 /2061/3719/2037
Dalal Street,
Mumbai,

Dear Sir,

Re: **Resignation of Directors of the Bank**

We wish to invite your attention to sub clause (i) of (2A) of the section 10 of the Banking Regulation Act,1949 which states as under :

"No director of a banking company, other than its chairman or whole- time director, by whatever name called, shall hold office continuously for a period exceeding eight years."

Mr. Keki Mistry and Mr. J. S Baijal are shortly completing their respective period of eight years as directors of the Bank .

The bank has received letters from Mr. Keki Mistry and Mr. J . S Baijal vacating their office as directors of the Bank pursuant to the provision of Banking Regulation Act, 1949.

The Bank has also received a letter dated 13th August, 2002 from Mr. Arnold Chakvin expressing his desire to resign as director of the Bank on account of his international commitments .

The Board of Directors of the Bank would fill the vacancies in due course.

Kindly treat this as an intimation pursuant to the Listing Agreement .

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal)&
Company Secretary



HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

16th August, 2002

The Listing Department
The National Stock Exchange of India Fax No: 6598297/38
Exchange Plaza,
Bandra Kurla Complex
Mumbai,

Dear Sir,

Re. Resignation of Directors of the Bank

We wish to invite your attention to sub clause (i) of (2A) of the section 10 of the Banking Regulation Act,1949 which states as under :

"No director of a banking company, other than its chairman or whole- time director, by whatever name called, shall hold office continuously for a period exceeding eight years."

Mr. Keki Mistry and Mr. J. S Baijal are shortly completing their respective period of eight years as directors of the Bank .

The bank has received letters from Mr. Keki Mistry and Mr. J . S Baijal vacating their office as directors of the Bank pursuant to the provision of Banking Regulation Act, 1949.

The Bank has also received a letter dated 13th August, 2002 from Mr. Arnold Chakvin expressing his desire to resign as director of the Bank on account of his international commitments .

The Board of Directors of the Bank would fill the vacancies in due course .

Kindly treat this as an intimation pursuant to the Listing Agreement .

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal)&
Company Secretary



HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

16th August , 2002

The Listing Department
The Stock Exchange, Ahmedabad
Kamdhenu Building,
Ahmedabad

Dear Sir,

Re: **Resignation of Directors of the Bank**

We wish to invite your attention to sub clause (i) of (2A) of the section 10 of the Banking Regulation Act,1949 which states as under :

"No director of a banking company, other than its chairman or whole- time director, by whatever name called, shall hold office continuously for a period exceeding eight years."

Mr. Keki Mistry and Mr. J. S Baijal are shortly completing their respective period of eight years as directors of the Bank .

The bank has received letters from Mr. Keki Mistry and Mr. J . S Baijal vacating their office as directors of the Bank pursuant to the provision of Banking Regulation Act, 1949.

The Bank has also received a letter dated 13th August, 2002 from Mr. Arnold Chakvin expressing his desire to resign as director of the Bank on account of his international commitments .

The Board of Directors of the Bank would fill the vacancies in due course .

Kindly treat this as an intimation pursuant to the Listing Agreement .

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal)&
Company Secretary